Exhibit 99.1

Ballard Subsidiary Protonex Receives Orders from U.S. Navy for Fuel Cell Systems to Power UAV Field Trails

VANCOUVER and SOUTHBOROUGH, MA, June 5, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's subsidiary, Protonex, has received purchase orders from the U.S. Navy for a total of 13 fuel cell propulsion systems for unmanned aerial vehicle (UAV) or drone platforms. Deliveries of the fuel cell propulsion systems are expected to occur in 2018.

Protonex has supplied proton exchange membrane (PEM) fuel cell propulsion systems for the successful Ion Tiger fuel cell powered UAV program, and is now providing a variant of its 600 watt PEM fuel cell propulsion system for the subsequent Hybrid Tiger UAV program. This continues a productive relationship with the U.S. Navy that began in 2006.

Phil Robinson, Protonex Vice President of Unmanned Systems said, "We have been working with the U.S. Navy for a decade to optimize our fuel cell propulsion system and deliver key benefits, including long range, quiet operation, high reliability, minimal vibration and low maintenance. It is exciting to put our innovative design to the ultimate test in rigorous operating conditions with an important customer."

The Hybrid Tiger UAV was designed by the U.S. Naval Research Laboratory (NRL) to explore new power system technologies for UAV propulsion. High efficiency fuel cells from Protonex, in combination with other technologies, are expected to enable greater endurance than the 26 hours demonstrated by Ion Tiger in 2009. Through this program, Protonex is providing a key technology to advance the Navy's unmanned system performance goals.

Protonex fuel cell UAV propulsion systems are used by the U.S. Department of Defense to enhance flight duration and range, while minimizing audible noise. The rugged and reliable systems are designed to operate in all types of environments and at high altitudes, enabling deployments in exacting missions worldwide. The Protonex FCair™ line of commercial UAV power systems builds on this defense heritage for applications in such areas as agriculture, asset inspection, surveillance, and search & rescue.

For additional information please visit http://www.ballard.com/markets/uav.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy  securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/05/c4960.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:00e 05-JUN-18